CORRIDOR COMMUNICATIONS CORP.
                            1235 Pear Ave., Ste. 109
                         Mountain View, California 94043

August 20, 2004

Paul Kessler
Bristol Investment Fund, Ltd.
c/o Bristol Capital Advisors, LLC
6363 Sunset Boulevard, Fifth Floor
Hollywood, CA 90028
Fax: (323) 468-8307

      Re:   Proposed Investment in Corridor Communications Corp.

Dear Mr. Kessler:

      This letter memorializes the agreement between Corridor Communications Corp. (the "Company") and Bristol Investment Fund, Ltd. (the "Investor"), whereby the Investor shall invest in the Company the amount of $300,000. The investment will be evidenced by a promissory note, the form of which is attached hereto, bearing interest at a rate of .555556% per day (the "Note"). The Note will become due and payable on the sixtieth (60th) day following the date of issuance of the Note (the "Due Date") and in accordance with such terms as set forth in the Note. The Company may repay the Note in full prior to the Due Date, however in the event of such repayment, the amount of interest accrued on the Note as of the Due Date (equal to $100,000) shall be accelerated and become payable in full on the date of repayment of the Note.

      The Company will issue the Note to the Investor within three (3) business days following the date of delivery via facsimile of a fully executed copy of this Note to the Investors. The Company agrees to grant a security interest to the Investor to secure payment of the Note, which security interest will be evidenced by a security agreement to be executed by the parties simultaneously with the issuance of the Note. As additional consideration for providing us with this funding, we shall issue to you a common stock purchase warrant to purchase 45,000,000 shares of common stock with an exercise price of $.0035.

      Please indicate your agreement to the terms of this letter by signing below.

                                       Sincerely,

                                       CORRIDOR COMMUNICATIONS CORP.

                                       By: /s/ J. Michael Heil
                                           -------------------------------------
                                           Name:  J. Michael Heil
                                           Title: CEO

AGREED TO AND CONSENTED BY:

BRISTOL INVESTMENT FUND, LTD.

By: /s/Paul Kessler
    -------------------------
    Name:  Paul Kessler
    Title: Director